--------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                            -----------------------
                                 SCHEDULE TO/A
                                (RULE 14d-100)
       TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7)

                            -----------------------
                                  GENER S.A.
                      (Name of Subject Company (Issuer))


                            -----------------------
                              THE AES CORPORATION
                         MERCURY CAYMAN CO. III, LTD.
                      (Name of Filing Persons (Offerors))

                            -----------------------
            AMERICAN DEPOSITARY SHARES (EACH REPRESENTING 68 SHARES
                        OF COMMON STOCK, NO PAR VALUE)
                        (Title of Class of Securities)

                            -----------------------
                                   368731105
                     (CUSIP Number of Class of Securities)

                            -----------------------
                                BARRY J. SHARP
               SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                              THE AES CORPORATION
                            1001 NORTH 19TH STREET
                           ARLINGTON, VIRGINIA 22209
                                 (703) 522-1315
                 (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            -----------------------
                                    Copy to:
                            Michael E. Gizang, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                            New York, New York 10036
                           Telephone: (212) 735-3000


                            -----------------------
                           CALCULATION OF FILING FEE


  TRANSACTION VALUATION*                               AMOUNT OF FILING FEE**
     $181,634,952.00                                         $ 36,327.00

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

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*     Estimated for purposes of calculating the amount of the filing fee only in accordance with Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, based upon (a) $12.25, the average of the high and low price per Gener American Depositary Share on November 2, 2000, as reported on the New York Stock Exchange Composite Transaction Tape, multiplied by (b) 14,827,343, representing the aggregate number of Gener American Depositary Shares outstanding on September 30, 2000.

**    One-fiftieth of 1% of the value of the transaction.

[x] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: $36,327.00
    Form or Registration No.: Registration Statement on Form S-4
    Filing Party: The AES Corporation
    Date Filed: November 9, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

[x] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

    amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


     This Amendment No. 7 amends and supplements the Tender Offer Statement on Schedule TO initially filed on November 9, 2000 (the "Schedule TO") by Mercury Cayman Co. III, Ltd., a limited company organized under the laws of the Cayman Islands (the "Purchaser") and a wholly owned subsidiary of The AES Corporation, a Delaware corporation ("AES"), relating to the offer by the Purchaser to exchange each issued and outstanding American Depositary Share (each, an "ADS" and collectively, "ADSs") of Gener S.A. ("Gener"), each representing 68 shares of Gener common stock, no par value (the "Shares"), for a fraction of a share of common stock, par value $ 0.01 per share, of AES (the "AES Shares"), on the terms and subject to the conditions described in the Prospectus (as defined below), as amended by Amendment No. 5 thereto, dated December 8, 2000 (the "Fifth Amendment"), and Amendment No. 6 thereto, dated December 13, 2000, and the related ADS Letter of Transmittal (collectively referred to as the "Offer").


     On December 7, 2000, AES filed Amendment No. 1 to its registration statement on Form S-4 with the Securities and Exchange Commission relating to the AES Shares to be issued to holders of Gener ADSs in the Offer (the "Registration Statement"). The terms and conditions of the Offer are set forth in the preliminary prospectus dated December 7, 2000, which is a part of the Registration Statement (the "Prospectus"), and the related Letter of Transmittal, which are annexed to the Schedule TO as Exhibits (a)(13) and
(a)(2), respectively.


     All of the information in the Prospectus, the Fifth Amendment, the Sixth Amendment, and the related ADS Letter of Transmittal, and any prospectus supplement or other supplement or amendment thereto related to the Offer hereafter filed with the Securities and Exchange Commission by AES, is hereby incorporated by reference in answer to Items 2 through 11 of this Schedule TO.

ITEM 1. SUMMARY TERM SHEET.

     Item 1 is hereby amended and supplemented as follows:

     The answer to the question "WHAT ARE THE SECURITIES SOUGHT IN YOUR OFFERS?" in the section of the Prospectus entitled "QUESTIONS AND ANSWERS ABOUT THE TRANSACTION" is hereby amended and supplemented by adding the following sentence after the fourth sentence of the section:

          "According to a report from Citibank, N.A., Gener's ADR Depositary, as of November 24, 2000, the last date prior to the date of this Prospectus Supplement for which such a report was made available to us, there were 19,625,001 Gener ADSs issued and outstanding which represented approximately 23.7% of the total number of issued and outstanding Gener shares, including shares represented by such Gener ADSs."

     The answer to the question "WHAT ARE THE CONDITIONS TO YOUR OFFER?" in the section of the Prospectus entitled "QUESTIONS AND ANSWERS ABOUT THE TRANSACTION" is hereby amended and supplemented by adding the following paragraph after the first bullet point of the section:

          "On December 12, 2000, Gener held an extraordinary meeting of Gener shareholders to consider the proposed amendments to Gener's Bylaws. Following this meeting, Gener announced that the amendments to Gener's Bylaws had been approved by the holders of more than 75% of the outstanding Gener shares, including shares represented by ADSs. The offers are conditioned upon shareholder approval and the effectiveness under Chilean law of the amendments to Gener's Bylaws. Although Gener has announced shareholder approval of the amendments to Gener's Bylaws and we expect these amendments to become effective under Chilean law in a timely manner, we can offer no assurances regarding when or if the amendments will become effective and the condition to the offers will be satisfied."

     The answer to the question "WHAT ARE THE CONDITIONS TO YOUR OFFER?" in the section of the Prospectus entitled "QUESTIONS AND ANSWERS ABOUT THE TRANSACTION" is hereby amended and supplemented by adding the following sentence after the seventh bullet point of the section:

          "On December 13, 2000, the Federal Energy Regulatory Commission informed us that it had authorized our acquisition of control of, and a majority of the equity interest in, Gener under the Federal Power Act, thereby satisfying this condition."

     The section of the Prospectus entitled "AMENDMENTS TO GENER'S BYLAWS" is hereby amended and supplemented by adding the following paragraph after the third paragraph of the section:

          "On December 12, 2000, Gener held an extraordinary meeting of Gener shareholders to consider the proposed amendments to Gener's Bylaws. Following this meeting, Gener announced that the amendments to Gener's Bylaws had been approved by the holders of more than 75% of the outstanding Gener shares, including shares represented by ADSs. The offers are conditioned upon shareholder approval and the effectiveness under Chilean law of the amendments to Gener's Bylaws. Although Gener has announced shareholder approval of the amendments to Gener's Bylaws and we expect these amendments to become effective under Chilean law in a timely manner, we can offer no assurances regarding when or if the amendments will become effective and the condition to the offers will be satisfied."


ITEMS 4 AND 6

     Items 4 and 6 are hereby amended and supplemented as follows:

     The section of the Prospectus entitled "THE PROPOSED TRANSACTION; THE OFFERS" is hereby amended and supplemented by adding the following sentence after the fourth sentence of the second paragraph of the section:

          "According to a report from Citibank, N.A., Gener's ADR Depositary, as of November 24, 2000, the last date prior to the date of this Prospectus Supplement for which such a report was made available to us, there were 19,625,001 Gener ADSs issued and outstanding which represented approximately 23.7% of the total number of issued and outstanding Gener shares, including shares represented by such Gener ADSs."



ITEMS 4 AND 11.

     Items 4 and 11 are hereby amended and supplemented as follows:

     The section of the Prospectus entitled "SUMMARY--Our Offer--Conditions of Our Offer" is hereby amended and supplemented by adding the following paragraph after the first bullet point of the section:

          "On December 12, 2000, Gener held an extraordinary meeting of Gener shareholders to consider the proposed amendments to Gener's Bylaws. Following this meeting, Gener announced that the amendments to Gener's Bylaws had been approved by the holders of more than 75% of the outstanding Gener shares, including shares represented by ADSs. The offers are conditioned upon shareholder approval and the effectiveness under Chilean law of the amendments to Gener's Bylaws. Although Gener has announced shareholder approval of the amendments to Gener's Bylaws and we expect these amendments to become effective under Chilean law in a timely manner, we can offer no assurances regarding when or if the amendments will become effective and the condition to the offers will be satisfied."

     The section of the Prospectus entitled "SUMMARY--Our Offer--Conditions of Our Offer" is hereby amended and supplemented by adding the following sentence after the seventh bullet point of the section:

          "On December 13, 2000, the Federal Energy Regulatory Commission informed us that it had authorized our acquisition of control of, and a majority of the equity interest in, Gener under the Federal Power Act, thereby satisfying this condition."

     The section of the Prospectus entitled "OUR OFFER--Conditions of Our Offer--Bylaw Condition" is hereby supplemented by adding the following paragraph at the end of the section:

          "On December 12, 2000, Gener held an extraordinary meeting of Gener shareholders to consider the proposed amendments to Gener's Bylaws. Following this meeting, Gener announced that the amendments to Gener's Bylaws had been approved by the holders of more than 75% of the outstanding Gener shares, including shares represented by ADSs. The offers are conditioned upon shareholder approval and the effectiveness under Chilean law of the amendments to Gener's Bylaws. Although Gener has announced shareholder approval of the amendments to Gener's Bylaws and we expect these amendments to become effective under Chilean law in a timely manner, we can offer no assurances regarding when or if the amendments will become effective and the condition to the offers will be satisfied."

     The section of the Prospectus entitled "OUR OFFER--Conditions of Our Offer--FERC Condition" is hereby supplemented by adding the following sentence at the end of the section:

          "On December 13, 2000, the Federal Energy Regulatory Commission informed us that it had authorized our acquisition of control of, and a majority of the equity interest in, Gener under the Federal Power Act, thereby satisfying this condition."

     The section of the Prospectus entitled "OUR OFFER--Certain Legal Matters; Regulatory Approvals" is hereby amended and supplemented by adding the following sentence immediately after the fourth paragraph:

          "On December 13, 2000, the Federal Energy Regulatory Commission informed us that it had authorized our acquisition of control of, and a majority of the equity interest in, Gener under the Federal Power Act, thereby satisfying this condition."

ITEMS 4, 5, 6 AND 11.

     Items 4, 5, 6 and 11 are hereby amended and supplemented as follows:

     The section of the Prospectus entitled "OUR OFFER--Purpose of the Offers; Plans for Gener" is hereby amended and supplemented by adding the following paragraph after the fifth paragraph of the section:

          "On December 12, 2000, Gener held an extraordinary meeting of Gener shareholders to consider the proposed amendments to Gener's Bylaws. Following this meeting, Gener announced that the amendments to Gener's Bylaws had been approved by the holders of more than 75% of the outstanding Gener shares, including shares represented by ADSs. The offers are conditioned upon shareholder approval and the effectiveness under Chilean law of the amendments to Gener's Bylaws. Although Gener has announced shareholder approval of the amendments to Gener's Bylaws and we expect these amendments to become effective under Chilean law in a timely manner, we can offer no assurances regarding when or if the amendments will become effective and the condition to the offers will be satisfied."


ITEM 12. EXHIBITS.

     Item 12 is hereby amended and supplemented to add the following exhibit:



(a)(16) Supplement No. 1 to the Prospectus relating to AES shares to be issued in the U.S. Offer.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.





                                        MERCURY CAYMAN CO. III, LTD.





                                        By: /s/ Naveed Ismail
                                          -------------------------------------
                                          Name: Naveed Ismail
                                          Title: President
                                          Dated: December 14, 2000





                                        THE AES CORPORATION




                                        By: /s/ Paul T. Hanrahan
                                          -------------------------------------
                                          Name: Paul T. Hanrahan
                                          Title: Senior Vice President
                                          Dated: December 14, 2000

                                 EXHIBIT INDEX




 EXHIBIT
NUMBER                                                EXHIBIT NAME
---------------   ------------------------------------------------------------------------------------
  (a)(1)          Prospectus relating to AES Shares to be issued in the U.S. Offer (incorporated by reference from The AES Corporation Registration Statement on Form S-4 filed on
                  November 9, 2000).*

  (a)(2)          Form of ADS Letter of Transmittal (incorporated by reference to Exhibit 99.1 to The
                  AES Corporation Registration Statement on Form S-4 filed on November 9, 2000).*

  (a)(3)          Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to
                  The AES Corporation Registration Statement on Form S-4 filed on November 9,
                  2000).*

  (a)(4)          Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
                  Nominees (incorporated by reference to Exhibit 99.3 to The AES Corporation
                  Registration Statement on Form S-4 filed on November 9, 2000).*

  (a)(5)          Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
                  Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to The
                  AES Corporation Registration Statement on Form S-4 filed on November 9, 2000).*

  (a)(6)          Guidelines for Certification of Taxpayer Identification Number on Substitute Form
                  W-9 (incorporated by reference to Exhibit 99.5 to The AES Corporation Registration
                  Statement on Form S-4 filed on November 9, 2000).*

  (a)(7)          Summary Advertisement published in The Wall Street Journal on November 13, 2000
                  (incorporated by reference to Exhibit 99.6 to The AES Corporation Registration
                  Statement on Form S-4 filed on November 9, 2000).*

  (a)(8)          Press Release issued by AES on November 3, 2000 (incorporated by reference to
                  Exhibit 99.7 to The AES Corporation Registration Statement on Form S-4 filed on
                  November 9, 2000).*

    (b)           None.

    (d)           Letter Agreement between AES and Compania de Petroleos de Chile S.A., dated
                  November 3, 2000.*

    (g)           None.

    (h)           None.

  (a)(9)          Press release dated November 22, 2000.*

  (a)(10)         Press release dated November 28, 2000.*

  (a)(11)         Agreement, dated as of November 28, 2000, between AES, TotalFinaElf, and Total
                  Gas and Power Ventures.*

  (a)(12)         Press release dated December 7, 2000.*

  (a)(13)         Preliminary Prospectus, dated December 7, 2000, relating to AES Shares to be issued in Offer (incorporated by reference from Amendment No. 1 to AES's Registration
                  Statement on S-4 filed on December 7, 2000).*

  (a)(14)         Press release dated December 8, 2000.*

  (a)(15)         Press release dated December 12, 2000.*

  (a)(16)         Supplement No. 1 to the Prospectus relating to AES shares to be issued in the U.S.
                  Offer.

* Previously filed.